Exhibit 99.1

BTQ TECHNOLOGIES CORP.

Common Shares

Controlled Equity OfferingSM

Sales Agreement

June 18, 2026

Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

United States

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, Ontario M5H 3M7

Canada

Ladies and Gentlemen:

BTQ Technologies Corp. (the "Company"), a company organized under the laws of British Columbia, Canada, confirms its agreement (this "Agreement") with Cantor Fitzgerald & Co. ("CF&Co." or the "U.S. Agent") and Cantor Fitzgerald Canada Corporation ("Cantor Canada" or the "Canadian Agent" and, together with CF&Co., the "Agents" and individually, an "Agent"), as follows:

1. Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, as sales agents, common shares ("Placement Shares") of the Company (the "Common Shares"). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1 on the amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that Agents shall have no obligation in connection with such compliance. The offer and sale of Placement Shares through the Agents will be effected pursuant to (i) the Canadian Prospectus (as defined below) and (ii) the Registration Statement (as defined below) filed by the Company which was declared effective by the United States Securities and Exchange Commission (the "Commission") on September 29, 2025, although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue Common Shares.

The aggregate offering price of Placement Shares that may be sold collectively pursuant to this Agreement shall not exceed C$150,000,000 (or its equivalent in other currencies) (the "Maximum Amount").

The Company has prepared and filed with the securities commissions or similar regulatory authorities (collectively, the "Canadian Securities Regulators") in the Qualifying Jurisdictions a final short form base shelf prospectus dated April 29, 2025 (the "Canadian Final Base Prospectus"), as amended on September 22, 2025 ("Amendment No. 1"), relating to the offering of up to an aggregate of C$300,000,000 of Common Shares, Warrants, Subscription Receipts, Units, Share Purchase Contracts and Debt Securities (collectively, the Canadian Final Base Prospectus together with any documents incorporated therein by reference, including but not limited to, all Designated News Releases (as defined herein), and any supplements or amendments thereto including Amendment No. 1, the "Canadian Base Prospectus") in accordance with the securities laws applicable in each of the Qualifying Jurisdictions and the respective rules, regulations and orders made thereunder, together with applicable published instruments, notices and orders of the Canadian Securities Regulators and the Translation Decision (collectively, the "Canadian Securities Laws"). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions ("NI 44-101") and NI 44-102 (together, the "Shelf Procedures"). The Company has obtained from the British Columbia Securities Commission (the "BCSC"), as principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, evidence that receipts for the Canadian Final Base Prospectus and Amendment No. 1 have been issued, or deemed to have been issued, by each of the Canadian Securities Regulators (together, the "Passport Prospectus Receipt"). As used herein, a "Designated News Release" means a news release disseminated by the Company disclosing information that, in the Company's determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a "designated news release" for the purposes of the offering of Placement Shares in writing on the face page of the version of such news release that is filed by the Company on SEDAR+ in Canada.  The "Translation Decision" means the decision of the Autorité des marchés financiers dated February 13, 2025, obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus (as defined herein) be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, pursuant to the Translation Decision, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has prepared and filed with the Commission pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators and the Commission, a registration statement on Form F-10 (Registration No. 333-290517) registering the offering and sale of up to an aggregate of US$173,310,226 of Common Shares, Warrants, Subscription Receipts, Units, Share Purchase Contracts and Debt Securities under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act"), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the "Rules and Regulations") (the "U.S. Base Prospectus")). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the "Base Prospectuses."

The Company will file (i) with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a prospectus supplement with respect to the Placement Shares setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Prospectus Supplement"), and (ii) with the Commission, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations, the "U.S. Prospectus Supplement"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of each Applicable Time (as defined in Section 26 hereof), is referred to herein as the "Shelf Information." The Company and the Canadian Agent shall each sign the requisite certificates for the Canadian Prospectus Supplement required pursuant to NI 44-102. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the "Prospectus Supplements." The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the Commission on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein).

The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein and including the U.S. Prospectus (as defined below), as amended or supplemented in connection with the execution and delivery of this Agreement, is herein called the "Registration Statement." Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the Canadian Securities Regulators and the Commission after the effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of this Agreement and which are incorporated by reference in such Registration Statement or U.S. Prospectus. The term "Canadian Prospectus" shall refer to the Canadian Base Prospectus, as supplemented by the Canadian Prospectus Supplement, including the documents incorporated by reference therein. The term "U.S. Prospectus" shall refer to the U.S. Base Prospectus, as supplemented by any U.S. Prospectus Supplement relating to the Placement Shares, including, in each case, the documents incorporated by reference therein, including any Issuer Free Writing Prospectus (as defined below). Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws prior to the termination of this Agreement that is incorporated into the Canadian Prospectus or, where such document is deemed to be incorporated by reference into the Canadian Prospectus, prior to the termination of this Agreement, is referred to herein collectively as the "Supplementary Material." The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses." For purposes of this Agreement, all references to the Registration Statement, the U.S. Prospectus or to any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System, or if applicable, the Interactive Data Electronic Application system when used by the Commission (collectively, "EDGAR").

The U.S. Agent covenants to the other parties that it (i) shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) shall not sell Placement Shares on the Cboe Canada Inc. (the "Cboe") or any other Canadian "marketplace" (as such term is defined in NI 21-101) (a "Canadian Market"). For the avoidance of doubt, the U.S. Agent is not acting as an underwriter of or agent with respect to the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of the U.S. Agent in its capacity as agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of or agent with respect to the Placement Shares in the Canadian Qualifying Jurisdictions.

The Canadian Agent covenants to the other parties that it (i) shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in the United States, and (ii) shall not sell Placement Shares on the Nasdaq Global Market ("Nasdaq" and, together with the Cboe, the "Exchanges") or on any other "marketplace" (as such term is defined in NI 21-101) in the United States (a "U.S. Market"). For the avoidance of doubt, the Canadian Agent is not acting as an underwriter of or agent with respect to the Placement Shares in the United States and no action on the part of such Agent in its capacity as agent of the offering of the Placement Shares in the Canadian Qualifying Jurisdictions is intended to create any impression or support any conclusion that it is acting as an underwriter of or agent with respect to the Placement Shares in the United States.

2. Placements. Each time that the Company wishes to issue and sell Placement Shares hereunder (each, a "Placement"), it will notify the applicable Agent, in a form substantially similar to Schedule 1, by email notice or other method mutually agreed to by the parties (a "Placement Notice")) of the number of Placement Shares to be sold, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any Trading Day (as defined below) on an Exchange and any minimum price below which sales may not be made (the "Floor Price"). The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 3 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from each Agent set forth on Schedule 3, as such Schedule 3 may be amended from time to time by notice in writing by the Company (with respect to the individuals from the Company) or each Agent (with respect to the individuals from such Agent). The Placement Notice shall be effective immediately upon receipt by the applicable Agent unless and until (i) such Agent declines in writing to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares thereunder have been sold, (iii) the Company suspends or terminates the Placement Notice, or (iv) this Agreement has been terminated under the provisions of Section 12. The amount of any discount, commission or other compensation to be paid by the Company to such Agent in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 2. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to an Agent and such Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control. If the terms of Placement Notice contemplate that the Placement Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Placement Notice.

3. Sale of Placement Shares by an Agent. Subject to the provisions of Section 5(a), the applicable Agent, for the period specified in the Placement Notice will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the Placement Shares up to the amount specified in, and otherwise in accordance with the terms of, such Placement Notice. The applicable Agent shall not sell any Placement Shares at a price lower than the Floor Price. Each Agent, severally and not jointly, covenants and the Company acknowledges that such Agent will conduct the sale of the Placement Shares in compliance with all Applicable Securities Laws and, if applicable, the rules of the Exchanges or any other "marketplace" (as such term is defined in NI 21-101) on which the Placement Shares are listed or posted for trading, and that such compliance may result in a delay in commencement of sales efforts after receipt of a Placement Notice.

The applicable Agent will provide written confirmation to the Company no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the following:

(i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the Cboe, any other Canadian Market, Nasdaq or any other U.S. Market);

(ii) the average price of the Placement Shares sold (including the average price of the Placement Shares sold on the Cboe, any other Canadian Market, Nasdaq or any other U.S. Market);

(iii) the compensation payable by the Company to such Agent pursuant to Schedule 2 with respect to such sales, and

(iv) the gross proceeds of such sales, along with the Net Proceeds (as defined below) payable to the Company, with an itemization of the deductions made by such Agent (as set forth in Section 5(b)) from the gross proceeds that it receives from such sales.

Subject to the terms of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law deemed to be an "at-the-market offering" as defined in Rule 415(a)(4) of the Securities Act Regulations and an "at-the-market distribution" as defined in NI 44-102, including without limitation sales made directly on or through the Exchanges, or any other Canadian Market or U.S. Market at market prices prevailing at the time of the sale or at prices related to such prevailing market prices. "Trading Day" means any day on which the Common Shares are traded on the applicable Exchange. CF&Co. shall be the Agent for the sale of Placement Shares in the United States and Cantor Canada shall be the Agent for the sale of Placement Shares in Canada.

4. Suspension of Sales. The Company or each Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 3), or by telephone (confirmed immediately by email correspondence to each of the individuals of the other party set forth on Schedule 3), suspend any sale of Placement Shares (a "Suspension"); provided, however, that such Suspension shall not affect or impair any party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. While a Suspension is in effect any obligation under Sections 7(l), 7(m), and 7(n) with respect to the delivery of certificates, opinions, or comfort letters to the Agents, shall be waived. Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule 3 hereto, as such Schedule may be amended from time to time. Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares, and (iii) the Agents shall not be obligated to sell or offer to sell any Placement Shares.

5. Sale and Delivery to an Agent; Settlement.

(a) Sale of Placement Shares. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon the applicable Agent's acceptance of the terms of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, such Agent, for the period or on such Trading Days specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices, applicable laws and regulations and the applicable rules of The Nasdaq Stock Market LLC and the Cboe or any other Canadian Exchange or U.S. Exchange on which the Placement Shares are listed or posted for trading to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling Placement Shares, (ii) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by each Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices, applicable laws and regulations and the applicable rules of The Nasdaq Stock Market LLC and the Cboe or any other Canadian Exchange or U.S. Exchange on which the Placement Shares are listed or posted for trading to sell such Placement Shares as required under this Agreement and (iii) the Agents shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as may be otherwise agreed in writing by each Agent and the Company.

(b) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a "Settlement Date"). The applicable Agent shall notify the Company of each sale of Placement Shares no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder. The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the "Net Proceeds") will be equal to the aggregate sales price received by such Agent, after deduction for (i) such Agent's commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, and (ii) any transaction fees imposed by any Governmental Authority (as defined below) in respect of such sales.

(c) Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent's or its designee's account (provided such Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System for Placement Shares sold in the United States and at The Canadian Depository for Securities through its CDSX system for Placement Shares sold in Canada or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradable, transferable, registered shares in good deliverable form. On each Settlement Date, the applicable Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable) defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10(a) hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (if applicable) and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default, provided however, that (ii) above shall not apply with respect to any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on Cboe Canada or the Nasdaq; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

(d) [Intentionally Deleted].

(e) Limitations on Offering Size. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed the lesser of (A) together with all sales of Placement Shares under this Agreement, the Maximum Amount or (B) the amount authorized from time to time to be issued and sold under this Agreement by the Company's board of directors, a duly authorized committee thereof or a duly authorized executive committee, and notified to the Agents in writing. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized by the Exchanges or, from time to time, by the Company's board of directors, a duly authorized committee thereof or a duly authorized executive committee. Further, under no circumstances shall the Company cause or permit the aggregate offering amount of Placement Shares sold pursuant to this Agreement to exceed the Maximum Amount.

(f) Sales Through Agent. The Company and the Agents agree that any offer to sell, any solicitation of an offer to buy, or any sales of Common Shares pursuant to this Agreement shall only be effected by or through an Agent.

6. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with each of the Agents that as of the date of this Agreement and as of each Applicable Time (as defined below):

(a) Registration Statement and Prospectuses. The Company is a "foreign private issuer" (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of the Shelf Procedures under Canadian Securities Laws and the Passport Prospectus Receipt is effective as of the date hereof; no order suspending the trading or distribution of the Common Shares has been issued and remains outstanding by any Canadian Securities Regulator, the Exchanges or Canadian Investment Regulatory Organization ("CIRO"), and no proceedings, for that purpose, have been instituted or are pending or, to the Company's knowledge, are contemplated by any Canadian Securities Regulator; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceedings for that purpose have been instituted or are pending or to the Company's knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the applicable provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on September 29, 2025. The Canadian Prospectus and the offer and sale of Placement Shares as contemplated hereby meet the requirements of NI 44-101 and NI 44-102, as applicable, and comply in all material respects with the provisions thereof and other applicable Canadian Securities Laws. Any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectuses or to be filed as exhibits to the Registration Statement or the Prospectuses have been so described or filed. Copies of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, and any such amendments or supplements and all documents incorporated by reference therein that were filed with the Commission or the Canadian Securities Regulators, as applicable, on or prior to the date of this Agreement have been delivered, or are available through EDGAR or SEDAR+, as the case may be, to the Agents and their counsel. The U.S. Prospectus and the Canadian Prospectus will name each of the Agents as an agent in the section entitled "Plan of Distribution." There are no reports or information that must be filed or made publicly available in connection with the listing of the Placement Shares on the Cboe (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement, there are no documents required to be filed with the Canadian Securities Regulators, in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required (other than routine post-closing filings). The Commission has not issued an order preventing or suspending the use of the U.S. Base Prospectus, any Permitted Free Writing Prospectus (as defined below) or the U.S. Prospectus relating to the proposed offering of the Placement Shares and no proceedings for such purpose have been instituted or are pending or, to the Company's knowledge, are contemplated or threatened by the Commission. The Company has not distributed and, prior to the later to occur of each Settlement Date and completion of the distribution of the Placement Shares, will not distribute any offering material in connection with the offering or sale of the Placement Shares other than the Registration Statement and the Prospectuses and any Issuer Free Writing Prospectus to which the Agents have consented, and any such consent not to be unreasonably withheld, conditioned or delayed.

(b) No Misstatement or Omission.  At the respective times each part of the Registration Statement and each amendment thereto became effective, the Registration Statement complied in all material respects with the Securities Act and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. On the date the Canadian Prospectus Supplement was filed with the Canadian Securities Regulators, the date the U.S. Prospectus Supplement was filed with the Commission, at each Applicable Time and on each Settlement Date, (A) the Canadian Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply in all material respects with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its Subsidiaries (as defined below) (taken as a whole) and to the Placement Shares and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), and (B) the U.S. Prospectus did and will conform to the Canadian Prospectus in all material respects except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and the U.S. Prospectus did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Agents in writing specifically for use in the preparation thereof, it being understood and agreed that the only such information furnished by the Agents to the Company consists of "Agent Information" as defined below.

(c) Conformity with the Securities Act, Exchange Act and Canadian Securities Laws.  The Registration Statement, each of the Prospectuses, any Issuer Free Writing Prospectus or any amendment or supplement thereto, and the documents incorporated by reference in the Registration Statement, either of the Prospectuses or any amendment or supplement thereto, when such documents were or are filed with the Commission under the Securities Act or the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or with the Canadian Securities Regulators, or became or become effective under the Securities Act or the Canadian Securities Laws, as the case may be, conformed or will conform in all material respects with the requirements of the Securities Act, the Exchange Act, and the Canadian Securities Laws, as applicable.

(d) Financial Information.  The consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Issuer Free Writing Prospectuses, if any, together with the related notes and schedules (the "Financial Statements"), present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or notes thereto, or (ii) in the case of unaudited financial statements, to the extent they may exclude footnotes or may be condensed or summary statements and subject to normal year-end audit adjustments). The other financial data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement, the Prospectuses and the Issuer Free Writing Prospectuses, if any, are accurately and fairly presented, in all material respects, and prepared on a basis consistent, in all material respects, with the financial statements and books and records of the Company; there are no financial statements (historical or pro-forma) that are required to be included or incorporated by reference in the Registration Statement and the Prospectuses that are not included or incorporated by reference as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Registration Statement and the Prospectuses and all disclosures contained or incorporated by reference in the Registration Statement, the Prospectuses and the Issuer Free Writing Prospectuses, if any, regarding "non-IFRS financial measures" (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable. Moreover, the Company is in compliance with the certification requirements contained in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators with respect to the Company's annual and interim filings with the applicable Canadian securities regulators. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement and the Prospectuses fairly present the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto; and no other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement and the Prospectuses.

(e) Conformity with EDGAR and SEDAR+ Filing.  The Prospectuses delivered to the Agents for use in connection with the sale of the Placement Shares pursuant to this Agreement will be identical to the versions of the Prospectuses created to be transmitted to the Commission for filing via EDGAR or SEDAR+, as applicable, except to the extent permitted by Regulation S-T.

(f) Organization.  The Company and each of its Subsidiaries are duly organized, continued or incorporated (as applicable), validly existing as a corporation or other form of legal entity and in good standing under the laws of their respective jurisdictions of organization.  The Company and each of its Subsidiaries are duly licensed or qualified as a foreign corporation or other form of legal entity for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate or equivalent power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the assets, business, operations, earnings, properties, condition (financial or otherwise), prospects, shareholders' equity or results of operations of the Company and the Subsidiaries taken as a whole, or prevent or materially interfere with the consummation of the transactions contemplated hereby (a "Material Adverse Effect").

(g) Subsidiaries. The subsidiaries set forth on Schedule 4 (collectively, the "Subsidiaries") are the Company's only significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the Commission). Except as set forth in the Registration Statement and in the Prospectuses, the Company owns, directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid, nonassessable and free of preemptive and similar rights. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company.

(h) No Violation or Default.  Neither the Company nor any of its Subsidiaries is (i) in violation of its constating documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries are subject (collectively, the "Agreements and Instruments"); or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any Governmental Authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the Company's knowledge, no other party under any material contract or other agreement to which it or any of its Subsidiaries is a party is in default in any respect thereunder where such default would reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and the use of the proceeds from the sale of the Placement Shares, and compliance by the Company with its obligations hereunder, do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien upon any property or assets of the Company or any of the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the constating documents of the Company or any of the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries, or its or their respective assets, properties or operations, except for such violations or conflicts that (i) have not been waived or (ii) would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries.

(i) No Material Adverse Change.  Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Free Writing Prospectuses, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect or the occurrence of any development that the Company reasonably expects will result in a Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company and the Subsidiaries taken as a whole, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of its Subsidiaries, (other than (a) as a result of the sale of Placement Shares) or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or the Prospectuses (including any document deemed incorporated by reference therein), or in connection with the previously announced proposed acquisition of QPerfect SAS, which shall include, for the avoidance of doubt, the exercise or settlement (including any "net" or "cashless" exercises or settlements) or grants of equity awards or forfeiture of equity awards outstanding under the Company's equity incentive plans disclosed in the Registration Statement and the Prospectuses (including any document deemed incorporated by reference therein) and changes in the number of shares of outstanding Common Shares due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares (including warrants) as disclosed in the Registration Statement and the Prospectuses (including any document deemed incorporated by reference therein).

(j) Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares, of which 141,310,930 Common Shares were issued and outstanding as of March 31, 2026. The issued and outstanding Common Shares of the Company have been validly issued, are fully paid and non-assessable and, other than as disclosed in the Registration Statement or the Prospectuses, are not subject to any preemptive rights, rights of first refusal or similar rights.  The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement and the Prospectuses as of the dates referred to therein (other than the grant of additional equity securities under the Company's existing omnibus equity incentive plan, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof or such grants of additional equity securities under the Company's existing omnibus equity incentive plan) and such authorized capital conforms to the description thereof set forth in the Registration Statement and the Prospectuses.  The description of the securities of the Company in the Registration Statement and the Prospectus is complete and accurate in all material respects.  Except as disclosed in or contemplated by the Registration Statement or the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any shares of capital or other securities.

(k) Authorization; Enforceability.  The Company has full legal right, power and authority to enter into this Agreement and perform the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles. All necessary corporate action has been taken by the Company to authorize and reserve for issuance of the Placement Shares to be issued as described in this Agreement.

(l) Authorization of Placement Shares.  The Placement Shares, when issued and delivered pursuant to the terms approved by the board of directors of the Company or a duly authorized committee thereof, or a duly authorized executive committee, against payment therefor as provided herein, will be duly and validly authorized and issued and fully paid and nonassessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and will be registered pursuant to Section 12 of the Exchange Act.  The Placement Shares, when issued, will conform in all material respects to the description thereof set forth in or incorporated into the Prospectuses.

(m) No Consents Required.  Except as disclosed in or contemplated by the Registration Statement or the Prospectuses, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or Governmental Authority or agency is necessary or required for the execution, delivery and performance by the Company of its obligations hereunder, in connection with the sale of the Placement Shares hereunder in the United States, or the consummation of the transactions contemplated by this Agreement, except filings with Nasdaq and the Cboe, the securing of their approval to the sale of the Placement Shares hereunder, any filing under the rules of the Financial Industry Regulatory Authority ("FINRA") in connection with the sale of the Placement Shares by the Agents and the filing of the Prospectuses and the issue of the Passport Prospectus Receipt and the Translation Decision or such as have been already obtained, or as may be required, under Applicable Securities Laws.

(n) No Preferential Rights.  Except as set forth in the Registration Statement and the Prospectuses, (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a "Person"), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or shares of any other capital stock or other securities of the Company, (ii) no Person has any preemptive rights, resale rights, rights of first refusal, rights of co-sale, or any other rights (whether pursuant to a "poison pill" provision or otherwise) to purchase any Common Shares or shares of any other capital stock or other securities of the Company (other than outstanding options or warrants to purchase Common Stock or options or other equity securities that may be granted from time to time under the Company's equity incentive plans which are disclosed in the Registration Statement and Prospectus), (iii)  no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Common Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or shares of any other capital stock or other securities of the Company, or to include any such shares or other securities in the Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Placement Shares as contemplated thereby or otherwise, except for such rights as have been waived in writing on or prior to the date hereof.

(o) Independent Public Accounting Firm.  MNP LLP, whose reports on the consolidated Financial Statements of the Company are filed with the Commission as part of the Company's most recent Annual Report on Form 40-F filed with the Commission and incorporated by reference into the Registration Statement and the Prospectuses, are and, during the periods covered by their reports, were independent public, certified public or chartered accountants as required by the U.S. Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any "reportable event" (as that term is defined in NI 51-102) with MNP LLP. To the Company's knowledge, MNP LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002 with respect to the Company.

(p) Enforceability of Agreements.  All agreements between the Company and third parties expressly referenced in the Registration Statement and the Prospectuses, other than such agreements that have expired by their terms or whose termination is disclosed in the Registration Statement and the Prospectuses, are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited by federal or state securities laws or public policy considerations in respect thereof, except for any unenforceability that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(q) No Litigation.  Except as set forth in the Registration Statement or the Prospectuses, there are no actions, suits or proceedings by or before any Governmental Authority pending, nor, to the Company's knowledge, any audits or investigations by or before any Governmental Authority to which the Company or a Subsidiary is a party or to which any property of the Company or any of its Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or such Subsidiary, would reasonably be expected to have a Material Adverse Effect and, to the Company's knowledge, no such actions, suits, proceedings, audits or investigations are threatened or contemplated by any Governmental Authority or threatened by others that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries, would reasonably be expected to have a Material Adverse Effect; and there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Canadian Securities Law to be described in the Prospectuses that are not so described.

(r) Permits. The Company and each Subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses as described in the Registration Statement and the Prospectuses, and neither the Company nor any Subsidiary has received, or has any reason to believe that it will receive, any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could reasonably be expected to result in a Material Adverse Effect.

(s) Intellectual Property.  Except as disclosed in or incorporated by reference in the Registration Statement and the Prospectuses, to the Company's knowledge, the Company and its Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the "Intellectual Property"), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.  Except as disclosed in or incorporated by reference in the Registration Statement and the Prospectuses (i) to the Company's knowledge, there is no infringement by third parties of any Intellectual Property owned by the Company and its Subsidiaries; (ii) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the Company's and its Subsidiaries' rights in or to any such Intellectual Property; (iii) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property (excluding ordinary course prosecution of Intellectual Property applications); (iv) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company and its Subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; and (v) the Company and its Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such Subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (i)-(v) above, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(t) Market Capitalization.  At the time the Registration Statement was originally declared effective and at the time the Company's most recent Annual Report on Form 40-F was filed with the Commission, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act. The Company is not a shell company (as defined in Rule 405 under the Securities Act) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information (as defined in Instruction I.B.6 of Form S-3) with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company.

(u) FINRA Matters. The information provided to the Agents by the Company, its counsel, and its officers and directors for purposes of the Agents' compliance with applicable FINRA rules in connection with the offering of the Placement Shares is true, complete, and correct and compliant with FINRA's rules in all material respects.

(v) No Material Defaults.  Except as disclosed in or contemplated by the Registration Statement or the Prospectuses, the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(w) Certain Market Activities.  Neither the Company, nor any of the Subsidiaries, nor, to the Company's knowledge, any of their respective directors, officers or controlling persons has taken, directly or indirectly, any action designed to, or that has constituted or would reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares.

(x) Broker/Dealer Relationships.  Neither the Company nor any of the Subsidiaries (i) is required to register as a "broker" or "dealer" in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a "person associated with a member" or "associated person of a member" (within the meaning set forth in the FINRA Manual).

(y) No Reliance.  The Company has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(z) Taxes.  The Company and each of its Subsidiaries have filed all federal, state, local and foreign tax returns, reports, and filings which have been required to be filed or have obtained an extension thereof and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect.  Except as otherwise disclosed in or contemplated by the Registration Statement or the Prospectuses, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had, or would have, individually or in the aggregate, a Material Adverse Effect.  The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might reasonably be expected to be asserted or threatened against it which would have a Material Adverse Effect.

(aa) Title to Real and Personal Property.  Except as set forth in the Registration Statement or the Prospectuses, the Company and its Subsidiaries have good and marketable title in fee simple to all items of real property owned by them, good and valid title to all personal property described in the Registration Statement or the Prospectuses as being owned by them, in each case free and clear of all liens, encumbrances and claims, except those matters that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries or (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.  Any real or personal property described in the Registration Statement or the Prospectuses as being leased by the Company and any of its Subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or any of its Subsidiaries or (B) would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.  To the best of the Company's knowledge, each of the properties of the Company and its Subsidiaries complies with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to such properties), except if and to the extent disclosed in the Registration Statement or the Prospectuses or except for such failures to comply that would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property by the Company and its Subsidiaries or otherwise have a Material Adverse Effect.  None of the Company or its Subsidiaries has received from any Governmental Authorities any notice of any condemnation of, or zoning change affecting, the properties of the Company and its Subsidiaries, and the Company knows of no such condemnation or zoning change which is threatened, except for such that would not reasonably be expected to interfere in any material respect with the use made and proposed to be made of such property by the Company and its Subsidiaries or otherwise have a Material Adverse Effect, individually or in the aggregate.

(bb) Environmental Laws.  Except as set forth in the Registration Statement or the Prospectuses, the Company and its Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as described in the Registration Statement and the Prospectus; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or liability as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(cc) Disclosure Controls.  The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  As of the end of the Company's most recently completed fiscal year, the Company's internal control over financial reporting was effective and the Company was not aware of any material weaknesses in its internal control over financial reporting (other than as set forth in the Prospectus).  Since the date of the latest audited financial statements of the Company incorporated by reference in the Registration Statement and in the Prospectuses, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting (other than as set forth in the Prospectus).  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities, particularly during the period in which the Company's Annual Report on Form 40-F is being prepared.  The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of the Form 40-F for the fiscal year most recently ended (such date, the "Evaluation Date").  The Company presented in its Form 40-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective.  Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Securities Act) or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls.

(dd) Certification of Disclosure.  There is and has been no failure on the part of the Company or, to the Company's knowledge, any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act and "certifying officer" shall have the meanings given to such term in NI 52-109.

(ee) Finder's Fees.  Neither the Company nor any of the Subsidiaries has incurred any liability for any finder's fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Agents pursuant to this Agreement.

(ff) Labor Disputes.  No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is threatened which would reasonably be expected to result in a Material Adverse Effect.

(gg) Investment Company Act.  The Company is not, nor after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Prospectuses under the heading "Use of Proceeds," will be, an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended (the "Investment Company Act").

(hh) Operations.  The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the money laundering statutes of all jurisdictions to which the Company or its Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ii) Off-Balance Sheet Arrangements.  There are no transactions, arrangements and other relationships between and/or among the Company, and/or, to the knowledge of the Company, any of its affiliates and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity (each, an "Off-Balance Sheet Transaction") that could reasonably be expected to affect materially the Company's liquidity or the availability of or requirements for its capital resources, including those Off-Balance Sheet Transactions described in the Commission's Statement about Management's Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8056; 34-45321; FR-61), required to be described in the Prospectuses which have not been described as required.

(jj) Underwriter Agreements.  The Company is not a party to any agreement with an agent or underwriter for any other "at the market" or continuous equity transaction.

(kk) ERISA.  To the knowledge of the Company, each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or its Canadian or foreign law equivalent, that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and any of its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code") or its Canadian or foreign law equivalent; no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code or its Canadian or foreign law equivalent, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA or its Canadian or foreign law equivalent, no "accumulated funding deficiency" as defined in Section 412 of the Code  or its Canadian or foreign law equivalent has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

(ll) Forward-Looking Statements.  No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Securities Act (British Columbia)) contained or incorporated by reference in the Registration Statement and the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(mm) CF&Co. Purchases.  The Company acknowledges and agrees that CF&Co. has informed the Company that it may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell Common Shares for its own account while this Agreement is in effect, provided, that the Company shall not be deemed to have authorized or consented to any such purchases or sales by CF&Co.

(nn) Margin Rules.  Neither the issuance, sale and delivery of the Placement Shares nor the application of the proceeds thereof by the Company as described in the Registration Statement and the Prospectuses will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(oo) Insurance.  The Company and each of its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of its Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

(pp) No Improper Practices.  (i) Neither the Company nor the Subsidiaries, nor any director, officer or employee of the Company or any Subsidiary nor, to the Company's knowledge, any agent, affiliate or other person acting on behalf of the Company or any Subsidiary has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of applicable law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office, or failed to disclose fully any contribution in violation of any law, or made any payment to any foreign, Canadian, provincial or governmental officer or official, or other person charged with similar public or quasi-public duty in violation of any applicable law or of the character required to be disclosed in the Prospectuses; (ii)  no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or any Subsidiary, on the other hand, that is required by the rules of FINRA to be described in the Registration Statement and the Prospectuses that is not so described; (iii) except as described in the Registration Statement and the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (iv) the Company has not offered, or caused any placement agent to offer, Common Shares to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer's or supplier's level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services, and, (v) neither the Company nor any Subsidiary nor any director, officer or employee of the Company or any Subsidiary nor, to the Company's knowledge, any agent, affiliate or other person acting on behalf of the Company or any Subsidiary has (A) violated or is in violation of any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), as amended, or any other applicable anti-bribery or anti-corruption law (collectively, "Anti-Corruption Laws"), (B) promised, offered, provided, attempted to provide or authorized the provision of anything of value, directly or indirectly, to any person for the purpose of obtaining or retaining business, influencing any act or decision of the recipient, or securing any improper advantage; or (C) made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any Anti-Corruption Laws.

(qq) Status Under the Securities Act.  The Company was not and is not an "ineligible issuer" as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Placement Shares.

(rr) No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectuses, as of its issue date and as of each Applicable Time (as defined in Section 26 below), did not, does not and will not, through the completion of the Placement for which such Issuer Free Writing Prospectus is used or deemed used, include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any incorporated document deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Agents specifically for use therein.

(ss) No Conflicts.  Neither the execution of this Agreement, nor the issuance, offering or sale of the Placement Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any contract or other agreement to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any material violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company.

(tt)  Sanctions.

(i) The Company represents that, neither the Company, any of its Subsidiaries (collectively, the "Entity"), any of the Entity's directors or officers, nor to the Company's knowledge, any of the Entity's employees, agents, affiliates or representatives, is a government, individual, or entity (in this paragraph (tt), "Person") that is, or is owned or controlled by a Person that is:

(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the United Nations Security Council, the European Union, His Majesty's Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authorities, including, without limitation, designation on OFAC's Specially Designated Nationals and Blocked Persons List or OFAC's Foreign Sanctions Evaders List (as amended, collectively, "Sanctions"), nor

(B) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, Cuba, Iran, North Korea, Syria, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic and the Crimea Region of the Ukraine) (the "Sanctioned Countries").

(ii)  The Company represents and covenants that the Entity will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)  The Company represents and covenants that, except as detailed in the Registration Statement and the Prospectuses, since April 24, 2019, the Entity has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.

(uu) Stock Transfer Taxes.  On each Settlement Date, all stock transfer or other taxes (other than income taxes) which are required to be paid under applicable laws in connection with the sale and transfer of the Placement Shares to be sold hereunder to the Agents will be, or will have been, fully paid or provided for by the Company.

(vv) Compliance with Laws.  The Company and each of its Subsidiaries are in compliance with all applicable laws, regulations and statutes (including all environmental laws and regulations) in the jurisdictions in which it carries on business; the Company has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes; in each case that would reasonably be expected to materially adversely affect the business of the Company or the business or legal environment under which the Company operates.

(ww) Statistical and Market-Related Data.  The statistical, demographic and market-related data included or incorporated by reference in the Registration Statement and the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate or represent the Company's good faith estimates that are made on the basis of data derived from such sources.

(xx) Cybersecurity. The Company's and its Subsidiaries' IT Systems are reasonably adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company as currently conducted and, to the Company's knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards designed to protect their material confidential information and the integrity, and security of all IT Systems and data, including all "Personal Data" (defined below) and all sensitive, confidential or regulated data ("Confidential Data") used by the Company and its Subsidiaries in connection with their businesses.  "Personal Data" means any piece of information that, alone or in combination with other information, allows the identification of a natural person. There have been no material breaches, violations, outages or unauthorized uses of or accesses to Personal Data, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any material incidents under internal review or investigations relating to the same in relation to the IT Systems.

(yy) Compliance with Data Privacy Laws. The Company and its Subsidiaries are in material compliance with all applicable state, provincial and federal data privacy and security laws and regulations, including without limitation and to the extent applicable PIPEDA and PIPA (collectively, the "Privacy Laws"). The Company has in place, materially complies with, and takes appropriate steps to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, processing, disclosure, handling, and analysis of Personal Data and Confidential Data (the "Policies"). Neither the Company nor any Subsidiary: (i) has received notice of any actual or alleged violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; or (ii) is a party to any governmental order or decree, that imposes any obligation or liability under any Privacy Law.

(zz) Reporting Issuer. As at the date hereof, the Company is a "reporting issuer" in each of the Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such jurisdictions and is not currently in material default of any requirement of the Canadian Securities Laws and the Company is not included on a list of defaulting reporting issuers maintained by any of the Canadian Securities Regulators.

(aaa) Exchange Registration. The Common Shares have been registered pursuant to Section 12(b) of the Exchange Act. The Common Shares are listed for trading on the Cboe and Nasdaq and the Company is not in material default of any of the listing requirements of the Cboe and Nasdaq applicable to the Company, except as may be set forth in the Registration Statement or the Prospectuses. None of the Canadian Securities Authorities, the Commission, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing, ceasing or suspending trading in any securities of the Company or the use of the Registration Statement or Prospectuses and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Company, are threatened. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from either of the Exchanges.

(bbb) Continuous Disclosure Materials. All reports and other documents previously published or filed by the Company with, or furnished by the Company to, the Canadian Securities Authorities and the Commission since December 31, 2025 (the "Continuous Disclosure Materials") do not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date of the statements in the Continuous Disclosure Materials and were prepared in accordance with and comply in all material respects with Applicable Securities Laws and the Company is not in default of its filings under, nor has it failed to file, publish or furnish any report or other document required to be filed, published or furnished under Applicable Securities Laws.

(ccc) Material Contracts. All contracts and agreements material to the Company and the Subsidiaries other than those entered into in the ordinary course of its business as presently conducted have been disclosed in the Prospectuses to the extent required by applicable regulation and neither the Company nor any of its Subsidiaries has approved or entered into any binding agreement in respect of, nor has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries, whether by asset sale, transfer of shares or otherwise, except as disclosed in the Prospectuses. Except as disclosed in the Registration Statement or included or incorporated by reference in the Prospectuses, there are no amendments to the Material Contracts that have been, are required to be or, to the knowledge of the Company or any of the Subsidiaries, are proposed to be, made.

(ddd) Controlled Foreign Corporation. As of the date hereof, the Company is not a "controlled foreign corporation," as such term is defined in the Internal Revenue Code of 1986, as amended.

(eee) Actively Traded. Unless the exceptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are satisfied with respect to the Placement Shares, the Company shall give the Agents notice at least one (1) Business Day prior to the commencement of the applicable restricted period under Regulation M of its intent to sell any Common Shares in order to allow the Agents time to comply with Regulation.

(fff) No Downgrade. Neither the Company nor any of its Subsidiaries have any debt securities or preferred stock that are rated by any "nationally recognized statistical rating organization" (as defined in Section 3(a)(62) of the Exchange Act).

(ggg) Outbound Investment Security Program. Neither the Company nor any of its Subsidiaries is a "covered foreign person", as that term is defined in 31 C.F.R. § 850.209. To the Company's knowledge, neither the Company nor any of its Subsidiaries currently engages, or has plans to engage, directly or indirectly, in a "covered activity", as that term is defined in 31 C.F.R. § 850.208 ("Covered Activity"). The Company does not have any joint ventures that engages in or plans to engage in any Covered Activity. The Company also does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

(hhh) Emerging Growth Company Status. From the time of the initial filing of the Company's first registration statement with the Commission through the date hereof, the Company has been and is an "emerging growth company," as defined in Section 2(a) of the Securities Act (an "Emerging Growth Company").

Any certificate signed by an officer of the Company and delivered to the Agents or to counsel for the Agents pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Company, as applicable, to the Agents as to the matters set forth therein.

7. Covenants of the Company. The Company covenants and agrees with each of the Agents that:

(a) Registration Statement, U.S. Prospectus and Canadian Prospectus Amendments. After the date of this Agreement and during any period in which a U.S. Prospectus or Canadian Prospectus relating to any Placement Shares is required to be delivered by Agents under the Securities Act or Canadian Securities Laws (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act or similar rule), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission or the Canadian Securities Regulators and/or has become effective or any subsequent supplement to the U.S. Prospectus or Canadian Prospectus has been filed and of any request by the Commission or the Canadian Securities Regulators for any amendment or supplement to the Registration Statement, U.S. Prospectus or Canadian Prospectus, as applicable, or for additional information, (ii) the Company will prepare and file with the Commission or Canadian Securities Regulators, promptly upon the Agents' reasonable request, any amendments or supplements to the Registration Statement, U.S. Prospectus or the Canadian Prospectus, as applicable, that, in the Agents' reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by an Agent (provided, however, that the failure of the Agents to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agents' right to rely on the representations and warranties made by the Company in this Agreement, and provided, further, that the only remedy the Agents shall have with respect to the failure to make such filing shall be to cease making sales under this Agreement until such amendment or supplement is filed); (iii) the Company will not file any amendment or supplement to the Registration Statement, U.S. Prospectus or Canadian Prospectus relating to the Common Shares or a security convertible into the Common Shares unless a copy thereof has been submitted to the Agents within a reasonable period of time before the filing and the Agents have not reasonably objected thereto in writing (provided, however, that (A) the failure of the Agents to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agents' right to rely on the representations and warranties made by the Company in this Agreement and (B) the Company has no obligation to provide the Agent any advance copy of such filing or to provide the Agent an opportunity to object to such filing, if such filing does not name the Agent and does not reference the transactions contemplated hereunder; and provided further, that the only remedy the Agents shall have with respect to the failure by the Company to obtain such consent shall be to cease making sales under this Agreement) and the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement, U.S. Prospectus or Canadian Prospectus, except for those documents available via EDGAR or SEDAR+, as applicable; and (iv) the Company will cause each amendment or supplement to the U.S. Prospectus or the Canadian Prospectus to be filed with the Commission or the Canadian Securities Regulators as required pursuant to applicable Canadian Securities Laws and the provisions of Form F-10, or if Form F-10 is not available, such other form as may be available, or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act or applicable Canadian Securities Laws, within the time period prescribed (the determination to file or not file any amendment or supplement with the Commission under this Section 7(a), based on the Company's reasonable opinion or reasonable objections, shall be made exclusively by the Company).

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission, the Exchanges, CIRO or the Canadian Securities Regulators of any stop order suspending the effectiveness of the Registration Statement, of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued. The Company will advise the Agents promptly after it receives any request by the Commission or the Canadian Securities Regulators for any amendments to the Registration Statement or any amendment or supplements to the U.S. Prospectus, Canadian Prospectus or any Issuer Free Writing Prospectus or for additional information related to the offering of the Placement Shares or for additional information related to the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus.

(c) Delivery of Prospectuses; Subsequent Changes. During any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered by an Agent under the Securities Act or Canadian Securities Laws with respect to the offer and sale of the Placement Shares, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act or similar rule), the Company will use commercially reasonable efforts to comply in all material respects with all requirements imposed upon it by the Securities Act and Canadian Securities Laws, as from time to time in force, and will file on or before their respective due dates (taking into account any extensions available under the Exchange Act) all reports and any definitive proxy or information statements required to be filed by the Company with the Commission or the Canadian Securities Regulators pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act or Canadian Securities Laws. If during such period any event occurs as a result of which the U.S. Prospectus or the Canadian Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or U.S. Prospectus to comply with the Securities Act or the Canadian Prospectus to comply with applicable Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement, U.S. Prospectus or the Canadian Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance; provided, however, that the Company may delay any such amendment or supplement, if, in the reasonable judgment of the Company, it is in the best interests of the Company to do so. Until such time as the Company shall have corrected such statement or omission or effected such compliance, the Company shall not notify the Agents to resume the offering of Placement Shares .

(d) Listing of Placement Shares. Prior to the date of the first Placement Notice, the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on each Exchange.

(e) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement, U.S. Prospectus or the Canadian Prospectus that are filed with the Commission or the Canadian Securities Regulators, as applicable, during any period in which the U.S. Prospectus or the Canadian Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or delivered under Canadian Securities Laws, as applicable, in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents' request, will also furnish copies of the U.S. Prospectus to each U.S. Exchange on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the U.S. Prospectus and the Canadian Prospectus) to the Agents to the extent such document is available on EDGAR or SEDAR+, as the case may be.

(f) Earnings Statement. To the extent not otherwise available on EDGAR, the Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company's current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(g) Use of Proceeds. The Company will use the Net Proceeds as described in the U.S. Prospectus in the section entitled "Use of Proceeds."

(h) Notice of Other Sales. Without the prior written consent of the Agents, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable or exercisable for Common Shares, warrants or any rights to purchase or acquire, Common Shares during the period beginning on the third (3rd) Trading Day immediately prior to the date on which any Placement Notice is delivered to Agents hereunder and ending on the third (3rd) Trading Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Shares covered by a Placement Notice, the date of such suspension or termination); and will not directly or indirectly in any other "at-the-market" or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the thirtieth (30th) day immediately following the last Settlement Date with respect to Placement Shares that occurs prior to the termination of this Agreement; provided, however, that such restrictions will not apply in connection with the Company's issuance or sale of (i) Common Shares, restricted stock units, preferred share units, deferred share units or options or rights to purchase Common Shares or Common Shares issuable upon the exercise of options or settlement of restricted stock units, performance share units or deferred share units pursuant to the Company's omnibus equity incentive plan (but not Common Shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) Common Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding or hereinafter implemented, and disclosed in filings by the Company available on EDGAR or SEDAR+ or otherwise in writing to the Agents and (iii) Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations or research, collaboration, technology license, development, marketing or other similar agreements or strategic partnerships or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

(i) Change of Circumstances. The Company will, at any time during the pendency of a Placement Notice advise the Agents promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to the Agents pursuant to this Agreement.

(j) Due Diligence Cooperation. During the term of this Agreement, the Company will cooperate with any reasonable due diligence review conducted by the Agents or their representatives in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company's principal offices, as the Agents may reasonably request.

(k) Required Filings Relating to Placement of Placement Shares. The Company shall disclose, in its reports on Form 6-K (with respect to its quarterly unaudited interim financial statements and related management's discussion and analysis) and in its annual report on Form 40-F (or Form 20-F, as applicable) to be filed by the Company with the Commission from time to time, the number of the Placement Shares sold through an Agent under this Agreement, and the Net Proceeds to the Company from the sale of the Placement Shares pursuant to this Agreement during the relevant quarter or, in the case of an Annual Report on Form 40-F (or Form 20-F, as applicable), during the fiscal year covered by such Annual Report and the fourth quarter of such fiscal year. The Company agrees that on such dates as the Canadian Securities Laws and Form F-10 shall require, the Company will (i) file a prospectus supplement with the Canadian Securities Regulators and the Commission, which prospectus supplement will set forth, within the relevant period, the amount of Placement Shares sold through an Agent, the Net Proceeds to the Company and the compensation payable by the Company to an Agent with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(l) Representation Dates; Certificate. (1) On or prior to the date of the first Placement Notice and (2) following the delivery of the First Placement Notice, each time the Company:

(i) files the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares or amends or supplements (other than a prospectus supplement relating solely to an offering of securities other than the Placement Shares) the Registration Statement or the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of documents by reference into the Registration Statement or the U.S. Prospectus or Canadian Prospectus relating to the Placement Shares;

(ii) files an annual report on Form 40-F (or Form 20-F, as applicable) under the Exchange Act (including any Form 40-F/A (or Form 20-F/A, as applicable) containing amended financial statements or a material amendment to the previously filed Form 40-F (or Form 20-F, as applicable)) or annual information form under Canadian Securities Law;

(iii) files or furnishes its quarterly financial statements in a Form 6-K under the Exchange Act or as required pursuant to Canadian Securities Laws; or

(iv) files or furnishes a Form 6-K containing amended financial statements under the Exchange Act or files or furnishes amended financial statements as required by Canadian Securities Laws;

(each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a "Representation Date");

the Company shall furnish the Agents (but in the case of clause (iv) above only if any Agent reasonably determines that the information contained in such filing is material) with a certificate dated the Representation Date, in the form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectus as amended or supplemented. The requirement to provide a certificate under this Section 7(l) shall be automatically waived for any Representation Date occurring at a time at which no Placement Notice is pending or a Suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Placement Shares hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date for which the requirement to provide a certificate under this Section 7(l) is not waived pursuant to the terms thereof. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date pursuant to the foregoing and did not provide the Agents with a certificate under this Section 7(l), then before the Company delivers the instructions for the sale of Placement Shares or the Agents sell any Placement Shares pursuant to such instructions, the Company shall provide the Agents with a certificate in conformity with this Section 7(l) dated as of the date that the instructions for the sale of Placement Shares are issued.

(m) Legal Opinion.

(i) (1) Prior to the date of the first Placement Notice and thereafter (2) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause to be furnished to the Agents a written opinion and negative assurance letter of Latham & Watkins LLP in its capacity as the Company's U.S. securities counsel ("U.S. Company Counsel") and a written opinion of Farris LLP in its capacity as the Company's Canadian counsel ("Canadian Company Counsel") or other counsel(s) reasonably satisfactory to the Agents, in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, as applicable, as then amended or supplemented; provided, that in lieu of such opinions for subsequent periodic filings under the Exchange Act, counsel may furnish the Agents with a letter (a "Reliance Letter") to the effect that the Agents may rely on a prior opinion delivered under this Section 7(m) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, as applicable, as amended or supplemented as of the date of the Reliance Letter).

(ii) (1) Prior to date of the First Placement Notice and thereafter (2) within five (5) Trading Days of the first Representation Date of each fiscal year on which the Company delivers a certificate pursuant to Section 7(l), the Company shall cause to be furnished to the Agents a written opinion of (i) Bates Wells LLP, in its capacity as Liechtensteiner counsel for BTQ AG, or other counsel(s) reasonably satisfactory to the Agent (the "Liechtenstein Counsel") and (ii) Finnegan, Henderson, Farabow, Garrett & Dunner, LLP, in its capacity as counsel for the Company with respect to intellectual property matters, or such other intellectual property counsel(s) satisfactory to the Agents ("Intellectual Property Counsel"), in each case in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, as applicable, as then amended or supplemented.

(n) Comfort Letter. (1) Prior to the date of the first Placement Notice and thereafter (2) within five (5) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 7(l) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause its independent registered public accounting firm to furnish letters (the "Comfort Letters") to the Agents, dated the date the Comfort Letter is delivered, which shall meet the requirements set forth in this Section 7(n); provided, that if reasonably requested by the Agents, the Company shall cause a Comfort Letter to be furnished to the Agents within ten (10) Trading Days of the date of occurrence of any material transaction or event, including the restatement of the Company's financial statements. The Comfort Letter from the Company's independent registered public accounting firm shall be in a form and substance reasonably satisfactory to the Agents, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the Public Company Accounting Oversight Board (United States) and are an independent auditor as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings (the first such letter, the "Initial Comfort Letter") and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(o) Market Activities; Compliance with Regulation M. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or would reasonably be expected to constitute, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of Common Shares or (ii) sell, bid for, or purchase Common Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(p) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it will be or become, at any time prior to the termination of this Agreement, required to register as an "investment company," as such term is defined in the Investment Company Act.

(q) No Offer to Sell. Other than an Issuer Free Writing Prospectus approved in advance by the Company and the Agents in their capacity as agents hereunder, none of the Agents nor the Company (including its agents and representatives, other than the Agents in their capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(r) Blue Sky and Other Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Agents, to qualify the Placement Shares for offering and sale, or to obtain an exemption for the Placement Shares to be offered and sold, under the Applicable Securities Laws of those states as may be required and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Placement Shares have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement).

(s) Disclosure Controls and Procedures and Internal Control Over Financial Reporting. The Company and the Subsidiaries will maintain and keep accurate books and records reflecting its assets and maintain internal accounting controls and procedures in a manner designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards and including those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Company's consolidated financial statements in accordance with IFRS as may then be applicable, (iii) that receipts and expenditures of the Company are being made only in accordance with management's and the Company's directors' authorization, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements. The Company and the Subsidiaries will maintain such controls and other procedures, including, without limitation, those required by Sections 302 and 906 of the Sarbanes-Oxley Act and NI 52-109, and the applicable regulations thereunder that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission's or Canadian Securities Regulators' rules and forms, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act or Canadian Securities Laws is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to ensure that material information relating to the Company or the Subsidiaries is made known to them by others within those entities, particularly during the period in which such periodic reports are being prepared.

(t) Officers' Certificate; Further Documentation. Prior to the date of the first Placement Notice, the Company shall deliver to the Agents a certificate attested to by two executive officers of the Company, dated as of such date, certifying as to (i) the constating documents of the Company, (ii) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement and the issuance of the Placement Shares and (iii) the incumbency of the officers duly authorized to execute this Agreement and the other documents contemplated by this Agreement. Thereafter, within five (5) Trading Days of each Representation Date, the Company shall have furnished to the Agents such further information, certificates and documents as such Agent may reasonably request.

(u) Canadian Securities Laws, Securities Act, and Exchange Act. The Company will use its reasonable best efforts to comply in all material respects with all requirements imposed upon it by Canadian Securities Laws, the Securities Act, the Exchange Act and the rules of the Exchanges as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(v) Reports, etc. The Company will use its reasonable best efforts to (i) file promptly all reports required to be filed by the Company with the Commission or the Canadian Securities Regulators; (ii) file promptly all reports and other documents required to be filed by the Company to comply with Canadian Securities Laws, (iii) provide the Agents with (or make available to) a copy of such reports and statements and other documents filed by the Company pursuant to the Canadian Securities Laws and to promptly notify the Agents of such filing unless available on SEDAR+ or EDGAR; (iv) advise the Agents, promptly after it receives notices thereof, (x) of any request by the Canadian Securities Regulators or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or any Issuer Free Writing Prospectus, if any, or for additional information with respect thereto or (y) of the issuance by the Commission or a Canadian Securities Regulator of any stop order suspending the effectiveness of the Registration Statement or either of the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose.

(w) Shelf Procedures. The Company shall comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the Canadian Securities Regulators and the U.S. Prospectus Supplement with the Commission on the day which is no later than two Business Days following the date of this Agreement. If during the period in which a prospectus is required by law to be delivered by the Agents, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Agents or counsel for the Agents, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts relating to the Company, the Subsidiaries and the Placement Shares; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the Commission and the Canadian Securities Regulators, and furnish at its own expense to the Agents, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus or any Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts relating to the Company, the Subsidiaries and the Placement Shares; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus shall comply with such law. Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with this Agreement, the Company shall furnish the Agents with a copy of such proposed amendment or supplement and shall not file such amendment or supplement to which the Agents reasonably object.

(x) Marketing Materials. During the term of this Agreement, the Company shall not provide any "marketing materials" (as such term is defined in NI 41-101) in Canada.

(y) Emerging Growth Company Status. The Company will promptly notify the Agents if the Company ceases to be an Emerging Growth Company at any time during the term of this Agreement.

8. Payment of Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation and filing of the Registration Statement and the Prospectuses, including any fees required by the Commission or the Canadian Securities Regulators, as applicable, and the printing or electronic delivery of the Registration Statement, the Form F-X and the Prospectuses as originally filed and of each amendment and supplement thereto relating to the Placement Shares, in such number as the Agents shall reasonably deem necessary, (ii) the printing and delivery to the Agents and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Shares, (iii) the preparation, issuance and delivery of the certificates, if any, for the Placement Shares to the Agents, including any stock or other transfer taxes or other similar duties or taxes in each case payable upon the sale, issuance or delivery of the Placement Shares to the Agents, (iv) the reasonable and documented fees and disbursements of the counsel, accountants and other advisors to the Company, (v) the documented and reasonable fees and expenses of the Agents, including but not limited to the reasonable and documented fees and expenses of the counsel to the Agents, payable upon the execution of this Agreement, (a) in an amount not to exceed US$150,000, in connection with the execution of this Agreement, (b) in an amount not to exceed US$25,000 per calendar quarter thereafter payable in connection with each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 7(l) for which no waiver is applicable and excluding the date of this Agreement, and (c) in an amount not to exceed US$25,000 for each program "refresh" (filing of a new registration statement, Form F-X, prospectus or prospectus supplement relating to the Placement Shares and/or an amendment of this Agreement) executed pursuant to this Agreement; (vi) the qualification or exemption of the Placement Shares under state and provincial securities laws in accordance with the provisions of Section 7(r) hereof, including filing fees, but excluding fees of the Agents' counsel, (vii) the printing and delivery to the Agents of copies of any Permitted Issuer Free Writing Prospectus and the Prospectuses and any amendments or supplements thereto in such number as the Agents shall reasonably deem necessary, (viii) the preparation, printing and delivery to the Agents of copies of the blue sky survey, (ix) the fees and expenses of the transfer agent and registrar for the Common Shares, (x) the filing and other fees incident to any review by FINRA of the terms of the sale of the Placement Shares including the fees of the Agents' counsel (subject to the cap set forth in clause (v) above), and (xi) the fees and expenses incurred in connection with the listing of the Placement Shares on each Exchange. The Company agrees to pay the fees and expenses of counsel to the Agents set forth in clause (v) above by wire transfer of immediately available funds directly to such counsel upon presentation of an invoice containing the requisite payment information prepared by such counsel.

9. Conditions to Agents' Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents and their counsel of a due diligence review satisfactory to them in their reasonable judgment, and to the continuing satisfaction (or waiver by each of the Agents in their sole discretion)  of the following additional conditions:

(a) Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the (i) resale of all Placement Shares issued to the Agents and not yet sold by the Agents and (ii) sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Securities Regulators or any other federal, state or provincial Governmental Authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Securities Regulators or any other federal, state or provincial Governmental Authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any statement of a material fact made in the Registration Statement or either of the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each Prospectus, it will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) No Misstatement or Material Omission. The Agents shall not have been advised by the Company that the Registration Statement or the Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents' reasonable opinion is material, or omits to state a fact that in the Agents' reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d) Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company's reports filed with the Commission and the Canadian Securities Regulators, there shall not have been any material adverse change in the authorized capital of the Company or any Material Adverse Effect or any development that would reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company's securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company's securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e) Legal Opinions. The Agents shall have received the opinions and negative assurance letters of U.S. Company Counsel and the opinions of Canadian Company Counsel, Intellectual Property Counsel and Liechtenstein Counsel required to be delivered pursuant to Section 7(m) on or before the date on which such delivery of such opinion is required pursuant to Section 7(m).

(f) Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(n).

(g) Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(l) on or before the date on which delivery of such certificate is required pursuant to Section 7(l).

(h) No Suspension. Trading in the Common Shares shall not have been suspended on either Exchange and the Common Shares shall not have been delisted from either Exchange.

(i) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(l), the Company shall have furnished to the Agents such appropriate further information, opinions, certificates, letters and other documents as the Agents may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof.

(j) Securities Act Filings Made. All filings with the Canadian Securities Regulators and the Commission required by Canadian Securities Laws and Form F-10 to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing.

(k) Approval for Listing. The Placement Shares shall either have been approved for listing on each Exchange, subject only to notice of issuance, or the Company shall have filed an application for or notice of listing of the Placement Shares on each Exchange at, or prior to, the issuance of any Placement Notice and each Exchange shall have reviewed such application and not provided any objections to such application.

(l) FINRA. If applicable, FINRA shall not have raised any objection to the terms of this offering and the amount of compensation allowable or payable to the Agents as described in the U.S. Prospectus.

(m) No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 12(a).

(n) No Governmental Objections. No U.S., Canadian, or other Governmental Authority shall have issued any opinion, guidance, objection, or advice that can be reasonably construed as limiting or restricting in any way the ability of the Agents to carry out the transactions contemplated hereunder.

(o) Regulation M. The Common Shares shall be an "actively-traded security" exempted from the requirements of Rule 101 of Regulation M by subsection (c)(1) of such rule.

10. Indemnification and Contribution.

(a) Company Indemnification. The Company agrees to indemnify and hold harmless the Agents and their respective affiliates, partners, members, directors, officers, employees and agents and each person, if any, who controls the applicable Agent or any affiliate within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact included in any related Issuer Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 10(d) below) any such settlement is effected with the written consent of the Company, which consent shall not unreasonably be delayed or withheld; and

(iii) against any and all expense whatsoever, as incurred (including the documented fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission (whether or not a party), to the extent that any such expense is not paid under (i) or (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with the Agent Information (as defined below).

(b) Agent Indemnification. Each Agent, severally but not jointly, agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement or the Prospectuses, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto) or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to the Agent and furnished to the Company in writing by the Agent expressly for use therein. The Company hereby acknowledges that the only information that the Agent has furnished to the Company expressly for use in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) are the statements set forth in paragraph 10, paragraph 13 and the last sentence of paragraph 15 under the caption "Plan of Distribution" in the U.S. Prospectus and paragraph 10, paragraph 13 and the last sentence of paragraph 15 under the caption "Plan of Distribution" in the Canadian Prospectus (the "Agent Information").

(c) Procedure. Any party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any other legal expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action; in each of which cases the reasonable and documented fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus local counsel) admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such reasonable and documented fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (1) includes an express and unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement Without Consent if Failure to Reimburse. If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 10(a)(ii) effected without its written consent if (1) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (2) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (3) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable or insufficient from the Company or an Agent, the Company and such Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agents from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by Applicable Law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and such Agent, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or such Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Agent agree that it would not be just and equitable if contributions pursuant to this Section 10(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(e) shall be deemed to include, for the purpose of this Section 10(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof. Notwithstanding the foregoing provisions of this Section 10(e), the Agents shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10(e), any person who controls a party to this Agreement within the meaning of the Securities Act, any affiliates of an Agent and any officers, directors, partners, employees or agents of an Agent or any of its affiliates, will have the same rights to contribution as that party, and each director of the Company and each officer of the Company who signed the Registration Statement or the Prospectuses will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(e), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(e) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 10(c) hereof. The Agents' respective obligations to contribute pursuant to this Section 10(e) are several in proportion to the compensation received by the Agents from the sale of Placement Shares sold hereunder, and not joint.

11. Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 10 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors, employees or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

12. Termination.

(a) Each Agent may terminate this Agreement, only with respect to itself, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectuses, a Material Adverse Effect, which individually or in the aggregate, in the sole judgment of the Agent, is material and adverse and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in the United States, Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agent, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Common Shares has been suspended or limited by the Commission, any Canadian Securities Regulator, CIRO or either Exchange, or if trading generally on either Exchange has been suspended or limited, or minimum prices for trading have been fixed on the Exchange, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market shall have occurred and be continuing, (5) if a major disruption of securities settlements or clearance services in the United States or Canada shall have occurred and be continuing, or (6) if a banking moratorium has been declared by either Canadian or U.S. Federal or New York authorities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8 (Payment of Expenses), Section 10 (Indemnification and Contribution), Section 11 (Representations and Agreements to Survive Delivery), Section 13 (Notices), Section 14 (Successors and Assigns), Section 16 (Entire Agreement; Amendment; Severability; Waiver), Section 17 (Governing Law and Time; Waiver of Jury Trial), Section 18 (Consent to Jurisdiction), Section 19 (Appointment of Agent for Service), Section 20 (Judgment Currency), Section 24 (Absence of Fiduciary Relationship), Section 25 (No Joint Venture) and Section 26 (Definitions)  hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate this Agreement as provided in this Section 12(a), such Agent shall provide the required notice as specified in Section 13 (Notices).

(b) The Company shall have the right, by giving ten (10) days' notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 13, Section 14, Section 16, Section 17, Section 18, Section 19, Section 20, Section 24, Section 25 and Section 26 hereof shall remain in full force and effect notwithstanding such termination.

(c) Each Agent shall have the right, by giving ten (10) days' notice as hereinafter specified to terminate this Agreement, only with respect to itself, in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 13, Section 14, Section 16, Section 17, Section 18, Section 19, Section 20, Section 24, Section 25 and Section 26 hereof shall remain in full force and effect notwithstanding such termination.

(d) This Agreement shall remain in full force and effect until the earliest to occur of (i) the termination pursuant to Sections 12(a), (b), or (c) above or otherwise by mutual agreement of the parties; (ii) such date on which the aggregate gross proceeds of Placement Shares sold pursuant to this Agreement equal C$150,000,000; or (iii) the receipt of notice from the BCSC that the Canadian Base Prospectus has ceased to be effective in accordance with applicable Canadian Securities Laws; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8, Section 10, Section 11, Section 13, Section 14, Section 16, Section 17, Section 18, Section 19, Section 20, Section 24, Section 25 and Section 26 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination and only with respect to the Agents listed in the notice of termination and who have signed such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by any such Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

13. Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and delivered as follows:

If to CF&Co., then to:

Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

United States

Attention: Capital Markets

Email: [***]

With a copy to: General Counsel

Email: [***]

if to Cantor Canada, then to:

Cantor Fitzgerald Canada Corporation

181 University Avenue, Suite 1500

Toronto, Ontario M5H 3M7

Canada

Attention: Elan Shevel, Chief Compliance Officer

Email: [***]

and

110 East 59th Street

New York, New York 10022

United States

Attention General Counsel

Email: [***]

with a copy to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

United States

Attention: Stephen P. Alicanti, Esq.

Email: stephen.alicanti@us.dlapiper.com

and

DLA Piper (Canada) LLP

Bay Adelaide Centre - West Tower

Suite 5100 - 333 Bay Street

Toronto, Ontario M5H 2R2

Canada

Attention: Russel W. Drew

Email: russel.drew@ca.dlapiper.com

and if to the Company, shall be delivered to:

BTQ Technologies Corp.

Suite 2500, 700 West Georgia Street

Vancouver, British Columbia V7Y 1B3

Canada

Attention: Olivier Roussy Newton; Lonny Wong

Email: [***]; [***]

with a copy to:

Latham & Watkins LLP

801 Jefferson Avenue, Suite 300

Redwood City, CA 94063United States

Attention: Seth Gottlieb; Erica Kassman

Email: seth.gottlieb@lw.com; erica.kassman@lw.com

and

Farris LLP

Suite 2500, 700 West Georgia Street

Vancouver, British Columbia V7Y 1B3

Canada

Attention: Daniel Everall

Email: deverall@farris.com

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) by Electronic Notice, as set forth below, (iii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iv) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, "Business Day" shall mean any day on which each Exchange and commercial banks in the City of New York and the City of Toronto are open for business.

An electronic communication ("Electronic Notice") shall be deemed written notice for purposes of this Section 13 if sent to the electronic mail address specified by the receiving party above or under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form ("Nonelectronic Notice") which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

14. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and each Agent and their respective successors and the parties referred to in Section 10 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties; provided, however, that any Agent may assign its rights and obligations hereunder to an affiliate thereof without obtaining the Company's consent.

15. Adjustments for Stock Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock consolidation, stock dividend or similar event effected with respect to the Placement Shares.

16. Entire Agreement; Amendment; Severability; Waiver. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and each of the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement. No implied waiver by a party shall arise in the absence of a waiver in writing signed by such party. No failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

17. GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS. SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18. CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. TO THE EXTENT THAT THE COMPANY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY (ON THE GROUNDS OF SOVEREIGNTY OR OTHERWISE) FROM THE JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS WITH RESPECT TO ITSELF OR ITS PROPERTY, THE COMPANY IRREVOCABLY WAIVES, AS AGENTS FOR SUITS, ACTIONS OR PROCEEDINGS HEREUNDER, TO THE FULLEST EXTENT PERMITTED BY LAW, SUCH IMMUNITY IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING.

19. Appointment of Agent for Service. The Company has filed with the Commission a Form F-X appointing C T Corporation System (or any successor) as its agent for service of process in any suit, action or proceeding described in Section 18 and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company's agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

20. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agents could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to an Agent or any person controlling such Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by an Agent or any person controlling such Agent of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to an Agent or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to an Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery of an executed Agreement by one party to the other may be made by facsimile, electronic mail  or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

22. Construction. The section and exhibit headings herein are for convenience only and shall not affect the construction hereof. References herein to any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority shall be deemed to refer to such law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder.

23. Permitted Free Writing Prospectuses. The Company represents, warrants and agrees that, unless it obtains the prior written consent of each of the Agents, which consent shall not be unreasonably withheld, conditioned or delayed, and each of the Agents represent, warrant and agree that, unless they obtain the prior written consent of the Company, they have not made and will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a "free writing prospectus," as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Agents or by the Company, as the case may be, is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company represents and warrants that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an "issuer free writing prospectus," as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. For the purposes of clarity, the parties hereto agree that all free writing prospectuses, if any, listed in Exhibit 23 hereto are Permitted Free Writing Prospectuses.

24. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) each Agent is acting solely as agent in connection with the public offering of the Placement Shares and in connection with each transaction contemplated by this Agreement and the process leading to such transactions, and no fiduciary or advisory relationship between the Company or any of its respective affiliates, shareholders (or other equity holders), creditors or employees or any other party, on the one hand, and the Agents, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not such Agent has advised or is advising the Company on other matters, and no Agent has any obligation to the Company with respect to the transactions contemplated by this Agreement except the obligations expressly set forth in this Agreement;

(b) it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) neither the Agents nor their respective affiliates have provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

(d) it is aware that each Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that such Agent and its affiliates have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e) it waives, to the fullest extent permitted by law, any claims it may have against an Agent or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the sale of Placement Shares under this Agreement and agrees that the such Agent and its affiliates shall not have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on its behalf or in right of it or the Company, employees or creditors of Company.

25. No Joint Venture. The Company and the Agents expressly acknowledge, understand and agree that the Agents are not, and shall not be deemed for any purpose, to be acting as a joint venture or partner of one another and that the Agents assume responsibility or liability, express or implied, for any actions or omissions of, or the performance of services by the Agents in connection with the offering of the Placement Shares pursuant to this Agreement, or otherwise. The obligations of the Agents hereunder shall be several and not joint.

26. Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

"Applicable Laws" means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"Applicable Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws.

"Applicable Time" means (i) each Representation Date, (ii) the time of each sale of any Placement Shares pursuant to this Agreement and (iii) each Settlement Date.

"Canadian Securities Laws" means all applicable securities laws of each of the provinces and territories of Canada and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in such jurisdictions.

"Excluded Systems" means any information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases that are not within the operational control of the Company or its Subsidiaries.

"IT Systems" means any information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases other than the Excluded Systems.

"Governmental Authority" means (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus," as defined in Rule 433, relating to the Placement Shares that (1) is required to be filed with the Commission by the Company, (2) is a "road show" that is a "written communication" within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission, or (3) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Placement Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g) under the Securities Act Regulations.

"Material Contracts" means all of the material contracts and agreements of the Company and of the Subsidiaries.

"NI 44-102" means National Instrument 44-102 -Shelf Distributions.

"NI 21-101" means National Instrument 21-101 -Marketplace Operation.

"PIPA" means the Personal Information Protection Act (British Columbia), as amended.

"PIPEDA" means the Personal Information Protection and Electronic Documents Act (Canada), as amended.

"Qualifying Jurisdictions" means each of the provinces and territories of Canada.

"Rule 164," "Rule 172," "Rule 405," "Rule 415," and "Rule 433" refer to such rules under the Securities Act Regulations.

"Securities Act Regulations" means the rules and regulations promulgated by the Commission under the Securities Act.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval+, and, where the context requires, also includes SEDAR, the predecessor to SEDAR+.

"U.S. Securities Laws" means all applicable United States securities laws, including, without limitation, the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

All references in this Agreement to financial statements and schedules and other information that is "contained," "included" or "stated" in the Registration Statement or the Prospectuses (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Registration Statement or the Prospectuses, as the case may be.

All references in this Agreement to the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission or the Canadian Securities Regulators pursuant to EDGAR and SEDAR+, as applicable; all references in this Agreement to any Issuer Free Writing Prospectus (other than any Issuer Free Writing Prospectuses that, pursuant to Rule 433, are not required to be filed with the Commission) shall be deemed to include the copy thereof filed with the Commission pursuant to EDGAR; and all references in this Agreement to "supplements" to the Prospectuses shall include, without limitation, any supplements, "wrappers" or similar materials prepared in connection with any offering, sale or private placement of any Placement Shares by the Agents outside of the United States or Canada.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding among the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Company and the Agents.

Very truly yours,

BTQ TECHNOLOGIES CORP.

By:	/s/ Olivier Roussy Newton
Name: Olivier Roussy Newton
Title: Chief Executive Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	/s/ Matthew Crawford
Name: Matthew Crawford
Title: Managing Director

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
Name: Elan Shevel
Title: Chief Compliance Officer

SCHEDULE 1

__________________________

Form of Placement Notice

__________________________

From: BTQ Technologies Corp.

To: [Cantor Fitzgerald & Co.] [Cantor Fitzgerald Canada Corporation ](the "Agent")
Attention:  [•]

Subject:  Placement Notice

Date: [•], 202[•]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement by and among BTQ Technologies Corp., a company organized under the laws of British Columbia, Canada (the "Company"), Cantor Fitzgerald & Co. and Cantor Fitzgerald Canada Corporation, dated June 18, 2026, the Company hereby requests that the Agent sell up to [•] of the Company's common shares at a minimum market price (or Floor Price) of [US][C]$[•] per share, during the time period beginning [month, day, time] and ending [month, day, time].

SCHEDULE 2

__________________________

Compensation

__________________________

The Company shall pay to the Agents in cash, upon each sale of Placement Shares pursuant to this Agreement, an amount equal to 3.0% of the aggregate gross proceeds from each sale of Placement Shares.

SCHEDULE 3

__________________________

Notice Parties

__________________________

The Company

Olivier Roussy Newton, CEO ([***])

Mathieu Gauthier, Head of Corporate Development ([***])

Agents

CF&Co.

Sameer Vasudev ([***])

With copies to:

[***]

Cantor Canada

Elan Shevel ([***])

SCHEDULE 4

__________________________

Subsidiaries

__________________________

BTQ AG

BTQ Technologies (USA) Ltd.

Exhibit 7(l)

Form of Representation Date Certificate Pursuant to Section 7(l)

The undersigned, the duly qualified and elected [•], of BTQ Technologies Corp., a British Columbia corporation (the "Company"), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(l) of the Sales Agreement, dated June 18, 2026 (the "Sales Agreement"), by and among the Company, Cantor Fitzgerald & Co. and Cantor Fitzgerald Canada Corporation, that to the best of the knowledge of the undersigned:

(i) The representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; provided, however, that in the case of clauses (A) and (B) such representations and warranties also shall be qualified by the disclosure included or incorporated by reference in the Registration Statement and Prospectuses; and

(ii) The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

Capitalized terms used herein without definition shall have the meanings given to such terms in the Sales Agreement.

BTQ Technologies Corp.
By: ___________________________
Name: ________________________
Title: _________________________

Exhibit 23

Permitted Free Writing Prospectus

None.